FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1	Translation of Q3 2015 Earnings Presentation.

3rd Quarter 2015 Earnings Webcast November 6, 2015

Safe
harbor
statement
under
the
US
Private
Securities
Litigation
Reform
Act
of
1995.
This
document
contains
statements
that
YPF
believes
constitute
forward-looking
statements
within
the
meaning
of
the
US
Private
Securities
Litigation
Reform
Act
of
1995.
These
forward-looking
statements
may
include
statements
regarding
the
intent,
belief,
plans,
current
expectations
or
objectives
of
YPF
and
its
management,
including
statements
with
respect
to
YPF’s
future
financial
condition,
financial,
operating,
reserve
replacement
and
other
ratios,
results
of
operations,
business
strategy,
geographic
concentration,
business
concentration,
production
and
marketed
volumes
and
reserves,
as
well
as
YPF’s
plans,
expectations
or
objectives
with
respect
to
future
capital
expenditures,
investments,
expansion
and
other
projects,
exploration
activities,
ownership
interests,
divestments,
cost
savings
and
dividend
payout
policies.
These
forward-looking
statements
may
also
include
assumptions
regarding
future
economic
and
other
conditions,
such
as
future
crude
oil
and
other
prices,
refining
and
marketing
margins
and
exchange
rates.
These
statements
are
not
guarantees
of
future
performance,
prices,
margins,
exchange
rates
or
other
events
and
are
subject
to
material
risks,
uncertainties,
changes
and
other
factors
which
may
be
beyond
YPF’s
control
or
may
be
difficult
to
predict.
YPF’s
actual
future
financial
condition,
financial,
operating,
reserve
replacement
and
other
ratios,
results
of
operations,
business
strategy,
geographic
concentration,
business
concentration,
production
and
marketed
volumes,
reserves,
capital
expenditures,
investments,
expansion
and
other
projects,
exploration
activities,
ownership
interests,
divestments,
cost
savings
and
dividend
payout
policies,
as
well
as
actual
future
economic
and
other
conditions,
such
as
future
crude
oil
and
other
prices,
refining
margins
and
exchange
rates,
could
differ
materially
from
those
expressed
or
implied
in
any
such
forward-looking
statements.
Important
factors
that
could
cause
such
differences
include,
but
are
not
limited
to,
oil,
gas
and
other
price
fluctuations,
supply
and
demand
levels,
currency
fluctuations,
exploration,
drilling
and
production
results,
changes
in
reserves
estimates,
success
in
partnering
with
third
parties,
loss
of
market
share,
industry
competition,
environmental
risks,
physical
risks,
the
risks
of
doing
business
in
developing
countries,
legislative,
tax,
legal
and
regulatory
developments,
economic
and
financial
market
conditions
in
various
countries
and
regions,
political
risks,
wars
and
acts
of
terrorism,
natural
disasters,
project
delays
or
advancements
and
lack
of
approvals,
as
well
as
those
factors
described
in
the
filings
made
by
YPF
and
its
affiliates
with
the
Securities
and
Exchange
Commission,
in
particular,
those
described
in
“Item
3.
Key
Information—Risk
Factors”
and
“Item
5.
Operating
and
Financial
Review
and
Prospects”
in
YPF’s
Annual
Report
on
Form
20-F
for
the
fiscal
year
ended
December
31,
2014
filed
with
the
US
Securities
and
Exchange
Commission.
In
light
of
the
foregoing,
the
forward-looking
statements
included
in
this
document
may
not
occur.
Except
as
required
by
law,
YPF
does
not
undertake
to
publicly
update
or
revise
these
forward-looking
statements
even
if
experience
or
future
changes
make
it
clear
that
the
projected
performance,
conditions
or
events
expressed
or
implied
therein
will
not
be
realized.
These
materials
do
not
constitute
an
offer
for
sale
of
YPF
S.A.
bonds,
shares
or
ADRs
in
the
United
States
or
otherwise.
Disclaimer

Contents Q3 2015 Results Financial Situation Summary 1 2 3

Revenues of Ps 40.9 billion (+7.1%); YTD +10.5%
Crude oil production was 249.3 Kbbl/d (+1.3%); YTD +2.4%
Natural gas production was 44.4 Mm3/d (-1.4%); YTD +5.5%
Crude processed was 297 Kbbl/d (-0.6%); YTD +4.1%
Operating Income was Ps 5.6 billion (-30.0%); YTD -14.7%
Total Capex was Ps 15.7 billion (+14.1%); YTD +4.7%
Q3 2015 Results
–
Highlights
Adj. EBITDA
(1)
reached Ps 13.4 billion (-1.8%); YTD +9.1%
(1)
See description of Adj. EBITDA in footnote (2) on page 5

Despite lower prices across most products, results were solid and in line with budget;
difficult comparison against spectacular Q3 2014
Revenues
(1)
(in millions of USD)
Operating Income
(1)
(in millions of USD)
Adj. EBITDA
(1) (2)
(in millions of USD)
(1)
(2)
-
4.0%
-37.2%
-11.9%
Q3 2015 Results Expressed in US Dollars
5
4,632
4,448
Q3 2014
Q3 2015
1,649
1,452
Q3 2014
Q3 2015
975
612
Q3 2014
Q3 2015
YPF financial statement values in IFRS converted to USD using average exchange rate of Ps 8.2 and Ps 9.2 per U.S $1.00 for Q3 2014 and Q3 2015, respectively.
Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income gains (losses) on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets + Unproductive exploratory drillings.

This quarter’s Adj.EBITDA
was the second best in history
Adj. EBITDA
(1) (2)
(in millions of USD)
Revenues
(1)
(in millions of USD)
(1)
YPF financial statement values in IFRS converted to USD using average exchange rate for each quarter.
(2)
Adjusted
EBITDA
=
Net
income
attributable
to
shareholders
+
Net
income
(loss)
for
non-controlling
interest
-
Deferred
income
tax
-
Income
tax
-
Financial
income
gains
(losses) on
liabilities
-
Financial
income
gains
(losses)
on
assets
-
Income
on
investments
in
companies
+
Depreciation
of
fixed
assets
+
Amortization
of
intangible
assets
+
Unproductive
exploratory drillings.
Q3 2015 Quarterly evolution in US Dollars
953
938
1,220
1,244
1,102
1,367
1,649
997
1,182
1,392
1,452
Q1
2013
Q2
2013
Q3
2013
Q4
2013
Q1
2014
Q2
2014
Q3
2014
Q4
2014
Q1
2015
Q2
2015
Q3
2015
3,727
4,203
4,355
4,188
4,040
4,413
4,632
4,459
4,016
4,443
4,448
Q1
2013
Q2
2013
Q3
2013
Q4
2013
Q1
2014
Q2
2014
Q3
2014
Q4
2014
Q1
2015
Q2
2015
Q3
2015

8,044
5,631
221
-2,292
-342
Q3 2014
Corporate & Others
Upstream
Downstream
Q3 2015
Q3 2015 Operating
Income
Decrease in Operating Income was mostly concentrated in the Upstream segment
(in millions of Ps)

8,044
5,631
2,722
49
-1,552
-1,407
-1,261
-876
-88
Q3 2014
Revenues
Other
expenses
DD&A
Cost of sales
Purchases
Exploration
expenses
SG&A
Q3 2015
(in millions of Ps)
Q3 2015 Operating
Income
Higher DD&A, purchases and exploration expenses resulted in a decrease in Operating
Income of 30%

4,463
2,171
1,134
100
-1,405
-1,039
-876
-206
Q3 2014
Revenues
Other
expenses
DD&A
Production
costs
Exploration
expenses
Royalties
Q3 2015
Q3 2015 Upstream
Results
Upstream Operating Income declined 51% to Ps 2.2 billion as cost increases outpaced price increases, with flat production
(In million of Ps)
(1)
Other
expenses
include:
+Ps
892
of
Purchases,
Ps
-406
of
Other
Costs
of
Sales
and
Ps
-338
of
SG&A
(1)

572
572
Q3 2014
Q3 2015
45.0
44.4
Q3 2014
Q3 2015
246
249
Q3 2014
Q3 2015
Crude
oil
production
(Kbbl/d)
Natural gas
production
(Mm
3
/d)
Q3 2015 Upstream Results –
Production
Total production
(Kboe/d)
+1.3%
-1.4%
0.0%
Total production was flat with 1.3% growth in crude oil and 1.4% decline in natural gas; swap of areas in production and operating challenges in non-operated areas were the main reasons for lower-than-expected gas volumes

11 Q3 2015 Upstream Results – Shale Update Horizontal well type vs adjusted real production Total Gross Production (Kboe/d)

Total Gross
Production
(Mm
3
/d)
Tight gas production
in Q3 2015 represented
12% of total gas
production, compared
to 10% in Q3 2014.
(1)
Refers to Lajas
prospective area called
“Segmento
5”
in
Loma
La
Lata
block.
Q3 2015 Upstream Results –
Tight Gas Update
Loma La Lata
(121 km
2
–
29,900 acres)
(1)
Objective: Lajas
formation
•
100% YPF
•
7 wells drilled in Q3 2015
(100 total wells drilled)
•
Depth: 2,600 m to 2,800 m
Rincón
del Mangrullo
(183 km
2
-
45,200 acres)
Objective: Mulichinco
formation
•
50% YPF –
50% Petrolera
Pampa
•
12 wells drilled in Q3 2015
(73 total wells drilled)
•
Depth: 1,600 m to 1,800 m
Total Gross
Production
(Mm
3
/d)
0.0
0.1
0.9
1.2
1.4
1.8
2.1
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
Q3 2015
0.7
0.6
0.7
1.8
2.7
3.3
4.1
4.0
4.3
4.4
4.4
Q1
2013
Q2
2013
Q3
2013
Q4
2013
Q1
2014
Q2
2014
Q3
2014
Q4
2014
Q1
2015
Q2
2015
Q3
2015

3,864
3,522
933
218
74
-795
-627
-144
Q3 2014
Revenues
Other
expenses
SG&A
Purchases
Production
costs
DD&A
Q3 2015
Q3 2015 Downstream Results
Downstream Operating Income declined 9%. Lower international prices resulted in a reduction in exports, but local sales were strong across most products.
(in millions of Ps)
(1) Includes stock variations

-0.6%
Crude
processed
(kbbl/d)
Domestic sales of refined products
(Km
3
)
-0.4%
Q3 2015 Downstream Results -
Sales
+4.3%
-5.6%
Refinery output affected by scheduled maintenance activity in La Plata Refinery. Sales volumes of diesel to the agro business were negatively affected by weather conditions; strong sales of gasoline
4,327
4,308
Q3 2014
Q3 2015
Others
LPG
Fuel Oil
JP1
Gasoline
Diesel
299
297
Q3 2014
Q3 2015

500
550
600
650
700
750
800
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2013
2014
2015
-
5.6%
300
320
340
360
380
400
420
440
2013
2014
2015
Q3 2015 Downstream
Results
–
Demand
Monthly
Gasoline
Sales
(Km
3
)
Monthly
Diesel
Sales
(Km
3
)
54.6%
57.2%
57.7%
59.1%
Gasoline
Market
Share
2013
Q3 2015
Diesel
Market
Share
2013
Q3 2015
60.0%
2014
57.7%
2014
Q3
2015
Q3
2015
+
4.3%
Gasoline sales consistently above 2014; diesel is flat YTD despite a difficult month of August

Q3 2014
Q3 2015
Upstream
Downstream
Others
Q3 2015 Capex
+14.1%
(in millions of Ps)
Downstream
Upstream
Progress of the new coke unit at the La
Plata Refinery and other multi-year
projects.
Neuquina
basin: Loma Campana, Aguada
Toledo, Rincón del Mangrullo, El Orejano,
Chachahuen
and La Amarga Chica.
Golfo
San Jorge basin: Manantiales
Behr,
El Trébol
and Cañadón
La Escondida.
13,787
15,730
Cuyana
basin: La Ventana
and Vizcacheras.

Contents Q3 2015 Results Financial Situation Summary 1 2 3

18,249
9,782
Q3 2014
Q3 2015
14,238
10,857
9,782
2,662
-15,825
Cash at the
beginning of Q3
2015
Cashflow from
operations
Net financing
Capex
Cash at the end
of Q3 2015
(1)
Effective
spendings
in
fixed
asset
acquisitions
during
the
quarter.
(2)
Includes
effect of changes in exchange rates.
Q3 2015 Cash Flow From Operations
(1)
(2)
-46.4%
Consolidated statement of cash flows
(in million of Ps)
Cash flow from operations
(in million of Ps)
Strong cash position at the end of Q3 2015 despite lower cash flow from operations
Difficult comparison with one-off Q3 2014

975
Cash
2015
2016
2017
2018
2019
2020
+2020
Peso denominated
debt:
26% of total debt
Financial debt amortization schedule
(1) (2)
(in millions of USD)
Average
interest
rates
of 7.48%
in USD and 23.82%
in pesos
(1)
As of September 30, 2015, does not include consolidated companies
(2)
Converted to USD using the September 30, 2015 exchange rate of  Ps 9.4 to U.S.$1.00.
(3)
Net
debt
to
Adj.
EBITDA
calculated
in
USD,
Net
debt
at
period
end
exchange
rate
of
Ps
9.4
to
U.S.
$1.0
and
Adj.
EBITDA
LTM
at
average
LTM
of
Ps
8.9
to
U.S.
$1.00;
6,870
/
5,013
=
1.37
Financial
Situation
Update
(1)
Average
life
of almost
4.7
years
Debt profile highlights
Cash position covers debt maturities for next 12 months.
Continued to extend the average life of debt.
Net Debt
/ Adj. LTM EBITDA
(3)
= 1.37x

Contents Q3 2015 Results Financial Situation Summary 1 2 3

Summary
Continued to deliver solid results despite challenging global oil price environment and the effects of a strong peso
Second best Adj.EBITDA
in history
Strong local demand for our main products; resilient downstream business segment
Difficult operating environment in the Upstream segment but yet with positive results
Tight and shale gas development progressing well; shale oil development addressing learning curve challenges

Questions and Answers 3rd Quarter 2015 Earnings Webcast

3rd Quarter 2015 Earnings Webcast November 6, 2015 23

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 6, 2015	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer